July 2, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Opexa Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 22, 2015
File No. 001-33004

Ladies and Gentlemen:

This letter is being submitted in response to comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 29, 2015 with respect to the above-referenced preliminary proxy statement on Schedule 14A filed by Opexa Therapeutics, Inc. (the “Company”). Please find the Company’s response to the Staff’s comments below. For your convenience, the Staff’s comments are shown immediately preceding the Company’s responses thereto.

Proposal 3, page 14

1.

We note that you have proposed to amend your restated certificate of formation to conduct a reverse stock split of all of the outstanding shares of your common stock without a proportionate reduction in the number of your authorized shares. Please amend to disclose whether you have any current plans or agreements to issue any of the authorized shares that will become available as a result of the reverse stock split. If such plans exist, please disclose all material information.

Response:

In response to the Staff’s comment, the following disclosure will be added to the end of the second paragraph on page 14 of the proxy statement:

“We have no current plan, commitment, arrangement, understanding or agreement regarding the issuance of the additional shares of common stock resulting from the proposed increase in authorized shares that will become available as a result of the Reverse Stock Split. The additional authorized shares of common stock will provide us with the flexibility to consider and respond to future business

2635 Technology Forest Boulevard    •    The Woodlands, Texas    •    77381

Phone: 281-775-0600    •    Fax: 281-872-8585

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

July 2, 2015

opportunities and needs as they arise, including but not limited to, equity offerings; financings; potential strategic transactions, including mergers, acquisitions and business combinations; stock dividends; stock splits; grants under equity compensation plans; and other general corporate transactions.”

2.

Given your disclosure that there were 320 holders of record as of May 31, 2015, with approximately 50 of those recordholders holding fewer than ten shares of your common stock, it appears that the reverse stock split may have a reasonable likelihood of cashing out a sufficient number of record holders to cause your common stock to become eligible for termination of registration or suspension of your reporting obligations under the Exchange Act. Accordingly, please provide your analysis as to whether the contemplated reverse stock split, cashing out of fractional shares and the potential reduction in the number of recordholders may constitute a going private transaction pursuant to Rule 13e-3 of the Exchange Act by producing a “going private effect” as specified in that rule. If so, please comply with the requirements as set forth in paragraphs (d), (e), and (f) of Rule 13e-3. Alternatively, please advise us why the potential split ratio chosen would not be reasonably likely to produce this effect. In your response, please be specific with respect to your calculations, including the split ratio assumed and the number of record holders expected after the reverse split.

Response:

As a preliminary matter, the Company has determined that the number of record holders as of May 31, 2015 was actually 275 instead of approximately 320, calculated pursuant to Rule 12g5-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Question 152.01 of the Staff’s “Exchange Act Rules” Compliance and Disclosure Interpretations (“C&DIs”). After a thorough review of the Company’s registered shareholder list provided by its transfer agent, the Company has identified 44 accounts that are duplicative for the same shareholder (e.g., where a holder’s middle initial was omitted in one account but included in the other account, where a street address contained an abbreviated word in one account but was spelled out in the other account, where some shares were held in book-entry form and other shares were held in certificated form, or where a holder had multiple accounts because the holder has not yet exchanged a paper stock certificate for one or more of the Company’s prior reverse stock splits). The foregoing calculation of 275 record holders consists of (i) 177 registered holders as of May 31, 2015 and (ii) 98 broker-dealers who hold shares on behalf of beneficial owners as of June 3, 2015. Therefore, the disclosure on page 16 of the proxy statement will be updated to state that there were approximately 275 holders of record as of May 31, 2015.1

[1]

The Company notes that the number of record holders (excluding beneficial owners) disclosed in its Annual Reports on Form 10-K for the fiscal years ended December 31, 2014, 2013 and 2012 has been approximately 175, 200 and 200 holders, respectively.

2635 Technology Forest Boulevard    •    The Woodlands, Texas    •    77381

Phone: 281-775-0600    •    Fax: 281-872-8585

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

July 2, 2015

The Company respectfully advises the Staff that the contemplated reverse stock split, cashing out of fractional shares and the potential reduction in the number of record holders will not constitute a going private transaction pursuant to Rule 13e-3 promulgated under the Exchange Act (“Rule 13e-3”) by producing a “going private effect” as specified in that rule, nor is the reverse stock split intended as part of a broader plan to take the Company private. In fact, as set forth in the preliminary proxy statement, the primary purpose of the reverse stock split is to the contrary – to allow the Company to remain listed on The NASDAQ Stock Market (“NASDAQ”) which requires a minimum stock price in excess of $1.00 per share.

As you know, the Company’s obligation to comply with Rule 13e-3 arises if it engages in a Rule 13e-3 transaction (or series of transactions) which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects set forth in Rule 13e-3(a)(3)(ii): (A) causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rule 12g-4 or Rule 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or Section 15(d) of the Exchange Act; or (B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted on an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

The Company has determined that the effects referred to in Rule 13e-3(a)(3)(ii)(A) are not applicable to the reverse stock split because, prior to and at the time of the preliminary proxy statement, the Company had fewer than 300 record holders of its common stock (as discussed above) and was therefore already eligible, prior to filing the preliminary proxy statement with the Commission, to terminate the registration of its common stock under Section 12g-4 and to suspend its obligation to report under Rule 12h-3 and Section 15(d). Pursuant to Question 104.01 of the Staff’s “Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3” C&DIs, a “transaction would not be deemed to have “caused” a class of securities to become eligible for termination of registration or suspension of the obligation to report” where “the issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d).” “The reduction in the number of security holders pursuant to this transaction would therefore not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A).” Accordingly, the Company believes that the reverse stock split could not be deemed to have “caused” the Company’s common stock to become “eligible” for termination of registration or suspension of the Company’s obligation to report since the Company’s common stock is held by 275 record holders and it was already eligible for termination/suspension prior to filing the preliminary proxy statement.

2635 Technology Forest Boulevard    •    The Woodlands, Texas    •    77381

Phone: 281-775-0600    •    Fax: 281-872-8585

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

July 2, 2015

In addition, the reverse stock split will also not result in the Company’s common stock becoming eligible for termination of registration under Rule 12h-6 or cause the reporting obligations with respect to the Company’s common stock to become eligible for termination under Rule 12h-6 because the Company is not a foreign private issuer.

Further, the Company has determined that the effects referred to in Rule 13e-3(a)(3)(ii)(B) are not applicable because the reverse stock split will not cause the Company’s common stock to be delisted from NASDAQ. NASDAQ Listing Rule 5550(a)(3) requires that a listed company, among other things, have “at least 300 Public Holders” to continue listing its equity securities on NASDAQ, where “Public Holders” are defined to include “holders of a security that includes both beneficial holders and holders of record.” As of June 12, 2015, the Company had 8,838 beneficial owners who hold common stock in street name. The 8,838 beneficial owners combined with the 177 registered holders gives the Company a total of 9,015 Public Holders. Even assuming a reverse stock split ratio of 1-to-8, the Company will continue to have well over 300 Public Holders after the reverse stock split, which will satisfy NASDAQ’s continued listing requirement regarding the number of Public Holders.

To address the effects referred to in Rule 13e-3(a)(3)(ii)(B), the first full paragraph on page 16 of the proxy statement will be revised to state:

“Because no fractional shares will be issued, holders of our common stock could be eliminated in the event that the proposed Reverse Stock Split is implemented. However, we are not proposing the Reverse Stock Split as the first step in a “going private” transaction. As of May 31, 2015, we had approximately 49 holders of record who held fewer than eight shares of our common stock, out of a total of approximately 275 holders of record. In addition, we had more than 8,800 beneficial owners who hold common stock in street name. The NASDAQ Listing Rules require that we have more than 300 Public Holders, which is defined as “holders of a security that includes both beneficial holders and holders of record, but does not include any holder who is, either directly or indirectly, an Executive Officer, director, or the beneficial holder of more than 10% of the total shares outstanding” under Rule 5005. Because a decrease in the number of shares owned by our shareholders due to the Reverse Stock Split will not decrease the number of our Public Holders below the required minimum of 300, the Reverse Stock Split should not have a negative effect on our continued listing status on NASDAQ.”

In conclusion, for the reasons stated above, the Company does not believe the going private effects specified in Rule 13e-3 are applicable to the reverse stock split.

2635 Technology Forest Boulevard    •    The Woodlands, Texas    •    77381

Phone: 281-775-0600    •    Fax: 281-872-8585

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

July 2, 2015

In providing this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review of the preliminary proxy statement as soon as possible. Please let us know if we can provide any further information or assistance to facilitate your review. Please do not hesitate to call the Company’s counsel, Patty DeGaetano at (858) 509-4033 or Mike Hird at (858) 509-4024, of Pillsbury Winthrop Shaw Pittman LLP.

Sincerely,

OPEXA THERAPEUTICS, INC.

/s/ Neil K. Warma

Neil K. Warma
President and Chief Executive Officer

cc: Pillsbury Winthrop Shaw Pittman LLP

2635 Technology Forest Boulevard    •    The Woodlands, Texas    •    77381

Phone: 281-775-0600    •    Fax: 281-872-8585